February 1, 2006

Ms. Ibolya Ignat

Staff Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	SCPIE Holdings Inc.

Form 10-K for fiscal year ended December 31, 2004

Filed March 16, 2005

Commission File No. 001-12449

Dear Ms. Ignat:

Pursuant to our telephone conversation of January 13, 2005, where you requested a response to the following comments (the references are to the December 9, 2004 SCPIE response letter):

#1	Item 1.a The information presented should be on a gross basis. Either adjust the table presented or add a gross table.

Company Response: In order to respond to your comment, we will present a gross table in the 2005 Form 10-K, in the following format, and present language explaining movements and relations similar to that included in our December 2, 2004 response.

SCPIE Holdings Inc.

Summary of Gross Loss and LAE Reserves by Segment

	12/31/2004			12/31/2003			12/31/2002
	Case	IBNR	Total	Case	IBNR	Total	Case	IBNR	Total
Direct Healthcare Liability Insurance
Core	93.3	182.7	276.0	91.5	175.7	267.2	91.9	171.8	263.7
Non-Core	72.4	30.8	103.2	92.4	60.9	153.3	88.1	103.7	191.8
Assumed Reinsurance Segment	66.1	193.4	259.5	69.4	153.1	222.5	46.4	148.8	195.2
Total Gross Loss and LAE Reserves	231.8	406.9	638.7	253.3	389.7	643.0	226.4	424.3	650.7

Ms. Iboya Ignat

Securities and Exchange Commission

February 1, 2006

#2	Item 1.b Confirm response will be disclosed.

Company Response: The Company confirms that a similar disclosure will be made in the 2005 10-K.

#3	Item 1.c Quantify a likely non-hypothetical effect on reserves.

Company Response: The Company will delete the last sentence under the Non-Core Healthcare Reserves – General section of the proposed disclosure in our December 2, 2004 response and add the following disclosure at the end of the last paragraph in the General section:

The current average reserve (including Bulk and IBNR reserves) is approximately $240,000 per outstanding case. If the average settlement ultimately achieved is different by $12,000 for the current average reserve, the ultimate reserves will be effected by approximately $3.25 million.

#4	Item 2. Confirm a proposed disclosure and compare FSAS 91, paragraph 19.

Company Response: We will include the following disclosure in our 2005 10-K.

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. Quarterly, the Company compares our actual prepayments to those anticipated prepayments and recalculates the effective yield to reflect actual payments-to-date plus anticipated future payments. The Company includes any resulting difference from this comparison as an adjustment to Net Investment Income in our Consolidated Statements of Income.

Please direct any questions regarding the foregoing information to the undersigned at (310) 551-5900.

Very truly yours,

/s/ Robert B. Tschudy
Robert B. Tschudy
Chief Financial Officer

cc:	Donald J. Zuk, President & CEO

Jim B. Rosenberg, Senior Assistant Chief Accountant, SEC